CONTINENTAL MINERALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors
Continental Minerals Corporation

We have audited the consolidated balance sheets of Continental Minerals Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
March 26, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for stock based compensation described in note 2(g) to the consolidated financial statements. Our report to the board of directors dated March 26, 2004, is expressed in accordance with Canadian reporting standards which do not permit references to such events and conditions, or which do not require a reference to such a change in accounting principles, in the auditors’ report when these are adequately disclosed and the change is properly accounted for in the financial statements.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
March 26, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2003	2002

Assets

Current assets
Cash and equivalents	$2,917,082	$114,050
Amounts receivable	15,488	49,795
Prepaid expenses (note 6)	47,845	68,127
	2,980,415	231,972

Investments (note 3)	1	1

	$2,980,416	$231,973

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	$169,290	$19,123

Shareholders' equity (note 5)	2,811,126	212,850

Continuing operations (note 1)
Commitments (notes 3(a) and 5(e))
Subsequent events (notes 4(d) and 5(c))

	$2,980,416	$231,973

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31,
	2003	2002	2001

Expenses
Corporation capital tax	$-	$12,426	$11,120
Interest (income)	(5,754)	6,250	91,067
Legal, accounting and audit	25,478	49,046	111,738
Salaries, office and administration	164,928	74,055	170,509
Shareholder communications	14,701	33,559	50,027
Stock-based compensation (note 5(d))	352,854	-	-
Trust and filing	46,018	47,527	31,979

Loss before other item	598,225	222,863	466,440
Write off of mineral property interest (note 4(c))	-	-	249,353

Loss for the year	$598,225	$222,863	$715,793

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.16)

Weighted average number of common shares outstanding	20,906,714	18,882,378	4,475,788

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Year ended December 31,
	2003	2002	2001

Deficit, beginning of year	$(7,694,111)	$(7,471,248)	$(6,755,455)
Adjustment to paid-up capital (note 5(a))	7,471,248	-	-
	(222,863)	(7,471,248)	(6,755,455)
Loss for the year	(598,225)	(222,863)	(715,793)

Deficit, end of year	$(821,088)	$(7,694,111)	$(7,471,248)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31,
Cash provided by (used for)	2003	2002	2001

Operating activities
Loss for the year	$(598,225)	$(222,863)	$(715,793)
Items not involving cash
Stock-based compensation	352,854	-	-
Write off of mineral property interest	-	-	249,353
Changes in non-cash operating working capital
Amounts receivable	34,307	(44,877)	(1,892)
Prepaid expenses	20,282	46,098	(93,419)
Accounts payable and accrued liabilities	150,167	(18,965)	431,705
	(40,615)	(240,607)	(130,046)

Investing activities
Mineral property interests
Acquisition costs	-	-	(230,000)
Exploration costs, net of mineral exploration tax credits received	-	-	(55,130)
Cash proceeds on sale of mineral property interests (notes 4 and 8)	-	-	2,230,000
	-	-	1,944,870

Financing activities
Repayment of bank operating loan	-	-	(2,000,000)
Special warrants issued	-	-	350,000
Issuance of common shares, net of issue costs	2,843,647	189,833	-
	2,843,647	189,833	(1,650,000)

Increase (decrease) in cash and equivalents	2,803,032	(50,774)	164,824
Cash and equivalents, beginning of year	114,050	164,824	-

Cash and equivalents, end of year	$2,917,082	$114,050	$164,824

Supplementary information
Taxes paid	$-	$12,426	$11,120
Interest paid	-	6,250	99,891
Non-cash financing and investing activities
Preferred shares issued for mineral property interests, land and
equipment and reclamation deposit (note 8)	-	-	26,764,784
Shares issued on settlement of debt with related party (note 8)	-	-	1,892,309

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Mineral Property Interests
(Expressed in Canadian Dollars)

	Years ended December 31,
	2003	2002	2001

Acquisition costs
Balance, beginning of year	$-	$-	$15,560,398
Incurred during the year on
Westgarde Property (note 4(c))	-	-	230,000
Sale of Harmony Gold Property and
Prosperity Project (note 8)	-	-	(15,560,398)
Write off of Westgarde Property (note 4(c))	-	-	(230,000)
Balance, end of year	-	-	-

Exploration Costs
Assays and analysis	-	-	11,506
Engineering	-	-	1,857
Environmental and socioeconomic	-	-	8,532
Equipment rentals and leases	-	-	4,291
Geological	-	-	18,474
Property fees and assessments	-	-	8,777
Site activities	-	-	1,693
Incurred during the year	-	-	55,130
Balance, beginning of year	-	-	13,215,121
Sale of Harmony Gold Property (note 8)	-	-	(13,250,898)
Write off of Westgarde Property (note 4(c))	-	-	(19,353)
Balance, end of year	-	-	-

Mineral property interests	$-	$-	$-

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties.

During 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 8). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was terminated by the Company during 2001 (note 4). Subsequently, the Company focussed its efforts on acquiring a new mineral exploration project and, in February 2004, acquired the right, subject to TSX Venture Exchange approval, to earn an interest in to the Xietongmen Project in China. As of December 31, 2003, the Company did not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. The continuing operations of the Company are dependent on the Company acquiring a mineral  property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The results of applying measurement accounting principles generally accepted in the United States are set out in note 9.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(c)	Investments

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

(d)	Land and equipment

Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%. During 2001, the Company sold its land and equipment to Gibraltar (note 3(a)).

(e)	Mineral property interests

Acquisition costs and related exploration costs, net of recoveries, incurred on a property are deferred until the property to which they related is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisitions costs related to that property unless persuasive evidence exists to the contrary to support the carrying value as being recoverable.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for the mineral property interest pursuant to the terms of the agreement. A property acquired under an option or joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

The amount shown for mineral property interest represents costs incurred to date, less write-downs, and does not necessarily reflect present or future values.

Administrative expenditures are expensed in the period incurred.

(f)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 5(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook section 3870 entitled, " Stock-based Compensation and Other Stock-based Payments". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of shares, or call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation costs are required to be recorded for all other stock-based employee compensation awards; however the Company is permitted to, and has elected to, account for these records using the fair value based method and include these costs in operations.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

Consideration paid by employees on the exercise of share purchase options is recorded as share capital.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's share purchase option plan when options were granted. Any consideration paid by those exercising share purchase options was credited to share capital upon receipt.

The new Recommendations have been applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(i)	Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the period. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(k)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(l)	Segment disclosures

During each of the years in the three year period ended December 31, 2003, the Company operated in a single segment - the acquisition, exploration and development of mineral properties in Canada.

(m)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	INVESTMENTS

	December 31	December 31
	2003	2002
Investment in Gibraltar preferred shares (note 3(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 5(e))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend- paying preferred shares, which generally are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

They also vote as a class, pursuant to the provisions of the British Columbia Company Act, in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are:

a)	until July 21, 2001, $3.39;

b)	if after July 21, 2001 but before July 21, 2002, $3.64,

c)
if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

At December 31, 2003, the conversion rate is $4.14.

The  initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to  reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

In accordance with provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

4.	MINERAL PROPERTY INTERESTS

(a)	Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 8). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Gibraltar's parent company Taseko Mines Limited, upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 3(a)).

(b)	Prosperity Property

In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farm-out right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 8).

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(c)	Westgarde Property

Under the Arrangement, the Company acquired from an affiliate of Gibraltar an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000 (note 8). The Company ultimately decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.

(d)	Xietongmen Property

Subsequent to December 31, 2003, in February 2004, the Company announced that it had reached an agreement (the "Property Option Agreement") with ChinaNetTV Holdings Inc. ("ChinaNetTV"), pursuant to which Continental had acquired the right, subject to TSX Venture Exchange approval, to earn a 60% interest in ChinaNetTV's Xietongmen gold-copper property in Tibet. Under the terms of the Property Option Agreement, Continental is required to pay ChinaNetTV a total of US$2,000,000 and incur expenditures totalling US$5,000,000 over a 24 month period in order to earn a 50% interest in the Xietongmen Property. Continental also has the right to acquire a further 10% interest in the Property by incurring a further US$3,000,000 of expenditures. Under the Property Option Agreement, upon Continental earning its interest, Continental and ChinaNetTV may pursue development of the Xietongmen Property on a joint venture basis. As part of the acquisition, the Company agreed, subject to regulatory approval, to pay a finders fee of $200,000, to be paid in cash or common shares of the Company.

5.	SHAREHOLDERS' EQUITY

	December 31	December 31
	2003	2002
Share capital (note 5(b))	$3,279,360	$7,564,652
Contributed surplus (notes 5(d) and 8)	352,854	342,309
Deficit (note 5(a) and statement)	(821,088)	(7,694,111)
Shareholders' equity	$2,811,126	$212,850

(a)	Authorized share capital

At December 31, 2003, the Company's authorized share capital consisted of:

	(i)	100,000,000 common shares without par value; and
	(ii)	12,483,916 non-voting, redeemable preferred shares without par value.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed that the paid-up capital of the Company's common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 31, 2001). For financial statement purposes, this reduction has been presented as a reduction of share capital of $7,128,939 and a reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

Pursuant to the Arrangement and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. In addition, the Company may not dispose of its Gibraltar preferred shares.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2000	1,248,391	$32,239,603
Reduction of book value assigned to
preferred shares (note 8)	–	(26,764,784)
Shares issued for debt settlement at $0.10 (note 8(c))	15,500,000	1,550,000
Balance, December 31, 2001	16,748,391	7,024,819
Issuance of common shares on conversion of special	3,500,000	350,000
warrants (note 5(c))
Private placement, August 2002, net of issue costs (i)	345,710	189,833
Balance, December 31, 2002	20,594,101	7,564,652
Private placement, March 2003, net of issue costs (ii)	367,000	273,971
Shareholder and Court-approved reduction of paid-up	–	(7,128,939)
capital
Share purchase warrants exercised	184,251	119,763
Private placement, October 2003, net of issue costs (iii)	5,000,000	2,449,913
Balance, December 31, 2003	26,145,352	$3,279,360

i)
In August 2002, the Company completed a private placement of 345,710 units at a price of $0.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. Of the warrants issued, 184,251 were exercised and 161,459 expired unexercised.

ii)
In March 2003, the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

iii)
In December 2003, the Company completed a private placement of 5,000,000 units at a price of $0.50 per unit for gross proceeds of $2.5 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $0.50 until December 31, 2005. The warrants are subject to an accelerated expiry of 45 days upon notice by the Company, if the shares trade at or above $1.00 for 10 consecutive days after the regulatory four month hold period.

(c)	Warrants

The continuity of share purchase warrants is as follows:

Note reference	5(c)	5(b)(i)	5(b)(ii)	5(b)(iii)
Expiry date	June 5	December 27	July 5	December 31
	2004	2003	2004	2005
Exercise price	$0.10	$0.65	$0.85	$0.50	TOTAL
Balance, December 31, 2000
and 2001	–	–	–	–	–
Issued	–	345,710	–	–	345,710
Balance, December 31, 2002	–	345,710	–	–	345,710
Issued	3,500,000	–	183,500	5,000,000	8,683,500
Exercised	–	(184,251)	–	–	(184,251)
Expired	–	(161,459)	–	–	(161,459)

Balance, December 31, 2003	3,500,000	–	183,500	5,000,000	8,683,500

On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, two million were exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one non-flow- through common share and one non-transferable common share purchase warrant. All special warrants were converted during fiscal 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2004. During fiscal 2002, the Company and the subscribers jointly agreed, with the approval of the Canadian tax authorities, to waive the flow-through element of the common shares.

Subsequent to December 31, 2003, 1,750,000 warrants were exercised for $175,000.

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders at the 2003 annual general meeting that allows it to grant up to 4,100,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
Share purchase options outstanding	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2000	$0.79	228,000	0.79
Expired or cancelled	$0.79	(228,000)	–
Balance, December 31, 2001 and 2002	–	–	–
Granted	$0.50	4,100,000	1.92
Balance, December 31, 2003	$0.50	4,100,000	1.92

The exercise prices of all share purchase options granted during 2003 were equal to the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the $352,854 estimated fair value of all options granted during 2003 has been reflected in the statement of operations as stock-based compensation, with the offsetting credit to contributed surplus.

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2 years
Expected volatility	122%
Expected dividends	nil

Summary of the options outstanding at December 31, 2003, all of which are exercisable, is as follows:

	Option	Number of
Expiry date	price	options
November 29, 2005	$0.50	4,090,000
November 29, 2005	0.53	10,000
Average option price and totals	$0.50	4,100,000

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(e)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3(a)). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(f)	Escrowed shares

All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 8) were issued pursuant to the terms of a TSX Venture Exchange-approved escrow agreement and, consequently, are being released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released. On each of April 16, 2002, October 16, 2002, April 16, 2003 and October 16, 2003, 2.325 million shares were released. The remaining escrow shares of 4.65 million at December 31, 2003 are scheduled to be released over the period ending on October 16, 2004.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

		December 31	December 31
Prepaid expenses		2003	2002
Hunter Dickinson Inc. (b)		$–	$66,960
Other		47,845	1,167
Total prepaid expenses		$47,845	$68,127
		December 31	December 31
Accounts payable and accrued liabilities		2003	2002
Hunter Dickinson Inc. (b)		$48,726	$–
Other		120,564	19,123
Total accounts payable and accrued liabilities		$169,290	$19,123

Reimbursement for third party expenses and	Years ended December 31
services rendered by:	2003	2002	2001
Hunter Dickinson Inc. (a)	$68,356	$140,186	$177,370
Hunter Dickinson Group Inc. (a)	$-	$1,200	$-

(a)
Hunter Dickinson Inc. ("HDI") and Hunter Dickinson Group Inc. are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost-recovery basis.

(b)
Related party balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or in accounts payable and accrued liabilities, as they represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.

7.	INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2002 - $nil; 2001 - $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not previously recognized.

	2003	2002
Future income tax assets
Mineral property interests	$148,000	$159,000
Loss carry forwards	200,000	180,000
	348,000	339,000
Valuation allowance	(348,000)	(339,000)
Net future income tax asset	$–	$–

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

At December 31, 2003, the Company had available losses for income tax purposes in Canada totalling approximately $415,000 expiring in various periods to 2010.

8.	ARRANGEMENT AGREEMENT

On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

(a)
The Company's Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

(b)
The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting, redeemable preferred shares of the Company;

(c)
The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

	(d)	Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 4(c));

	(e)	The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 5(c)); and

	(f)	Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

(a)
United States Statement of Financial Accounting Standards No. 123 (“SFAS 123”), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 (“APB 25”). To December 31, 2001, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective January 1, 2002, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

For the years ended December 31, 2003, 2002, and 2001 there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under US GAAP, and therefore no differences exist.

(b)
US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. However, certain mineral property exploration costs were capitalized for Canadian GAAP purposes. As a result, $13,250,898 of mineral property exploration costs included in the book value of the

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

Harmony Gold Property at the date of its sale in fiscal 2001, including $35,777 of exploration costs incurred in fiscal 2001, would have been expensed in 2001 and prior years for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would be excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company (note 3) on the sale of the Harmony Gold Property.

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP (note 5 (e)). As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(c)
In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on January 1, 2003, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

(d)	Canadian GAAP does not prohibit the presentation of a subtotal before write off of mineral property interest in the consolidated statement of operations. No such subtotal would be presented under US GAAP.

(e)
The SEC requires that the components of shareholders' equity be separately disclosed on the face of the balance sheet. Accordingly, for US GAAP purposes, the information in the table in note 5 to the consolidated financial statements would be presented on the face of the balance sheet, instead of the summary total currently presented under Canadian GAAP.

In addition, US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approving such an offset, which is permitted under Canadian GAAP (note 5(a)).

The effect of the above differences on the components of shareholder’s equity for US GAAP purposes would be as follows:

	2003	2002
Share capital	$23,659,197	$20,815,550
Contributed surplus	695,163	342,309
Deficit	(21,543,234)	(20,945,009)
Shareholders’ equity	$2,811,126	$212,850

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(f)	Summary of effect of differences between Canadian and US GAAP The effect of the above differences on the consolidated statements of operations would be as follows:

	2003	2002	2001
Loss for the year under Canadian GAAP	$598,225	$222,863	$715,793
Adjust for accounting for exploration
expenses	–	–	35,777
Loss for the year under US GAAP	$598,225	$222,863	$751,570

Basic and d iluted loss per share under US GAAP	$(0.03)	$(0.01)	$(0.17)

Weighted average number of shares outstanding	20,906,714	18,882,378	4,475,788